EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars, except ratio)

	For the Three Months Ended September 30, 2017	For the Nine Months Ended September 30, 2017

Earnings from continuing operations before income taxes	$1,162	$2,400

Add/(Deduct):
Distributed income from less than 50% owned affiliates	11	143
Fixed charges	62	355
Interest capitalized, net of amortization	(1)	(4)

Earnings available for fixed charges	$1,234	$2,894

Fixed charges:
Interest incurred:
Interest expense (1)	$35	$271
Capitalized interest	1	4

	36	275
Portion of rent expense deemed to represent interest factor	26	80

Fixed charges	$62	$355

Ratio of earnings to fixed charges	19.9	8.2

Notes:

(1)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.